3172 Porter Drive

Palo Alto, CA 94304

VIA EDGAR

April 20, 2006

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	CV Therapeutics, Inc. – Preliminary Proxy Statement

Ladies and Gentlemen:

On behalf of CV Therapeutics, Inc., a Delaware corporation (the “Company”), filed herewith is the Company’s preliminary proxy statement for the Company’s 2006 Annual Meeting of Stockholders. Please direct any comments regarding the enclosed to the undersigned at (650) 384-8820, email: Doug.Sheehy@cvt.com or fax (650) 650-384-0433.

Very truly yours,

CV THERAPEUTICS, INC.

/s/ Douglas T. Sheehy
Douglas T. Sheehy
Senior Corporate Counsel

Encl